



2005 Annual Report

P,E, 12-31-05







PROCESSED
MAY 25 2006
THOMSON FINANCIAL

This is our market spa

plugpower INC



Plug Power Inc. is a leading provider of clean, reliable, on-site energy solutions—focused on a future fueled by distributed energy, and grounded in putting our technology to work today.

Results propel us: engineering and manufacturing commercially viable solutions; forging partnerships with industry leaders; and opening markets worldwide where our technology delivers real value.

By driving the adoption of clean energy in these ways, Plug Power is contributing to global sustainability—helping deliver on the promise of viable new energy solutions that afford us all a greater degree of independence, comfort and security.

FORWARD-LOOKING STATEMENTS

This 2005 Annual Report, including the President and CEO's letter to the stockholders, contains forward-looking statements about Plug Power and certain matters related to Plug Power within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Please see our discussion titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this 2005 Annual Report for a discussion regarding risks associated with these statements.



This is how we take charge of it.

The goal was ambitious, to say the least.

For 2005, we pledged to triple the orders for our GenCore® system in a market with major potential. We realized that goal; 300 units in all. The first concrete sign that we are reaching a long-awaited turning point: *commercial traction*—sales in the open market to leaders in the telecom, utility and uninterruptible power supply industries.

We achieved that goal.

And we complemented it by meeting all our milestones for the fifth straight year—milestones that helped us lower costs, gain new efficiencies, and extend our presence throughout the globe. All designed to build sales effectively in years to come.



To be sure, we have far to go. Yet the future of Plug Power is taking shape as never before.

To Our Shareholders

Commercial traction. The idea has two parts: generating meaningful sales today, and building the foundation to generate more tomorrow. This idea is the engine that will drive Plug Power from promising venture to prosperous enterprise.

I am pleased to report that our commercial traction has begun in earnest.

The receipt of 300 GenCore® orders marked our first substantial entrée into our most promising markets: telecommunications, utilities and industrial uninterruptible power supply (UPS). The heartbreaking natural disasters of 2005 have exposed hidden vulnerabilities in networks around the world; these vulnerabilities, together with ever-increasing cost pressures, are driving telecoms in particular to seek out new solutions for network power. The more they seek, the greater our opportunity to address their issues.

POISED FOR TRACTION

Commercial traction must increase for Plug Power to remain a leader in clean, reliable, on-site energy. Because of this, we have aligned our company to accelerate that traction—through the very strengths that set Plug Power apart:

- *Global partnerships.* With two and a half million cell towers worldwide, a global presence is imperative. The vigorous expansion of our distributor network has resulted in a $3 million buy-down grant from the International Finance Corporation, a private sector arm of the World Bank, to site more than 400 systems across South Africa through our partner IST.
- *Critical connections.* The stature of a partner like Tyco Electronics Power Systems led to our largest domestic order in 2005. Our active discussions with telecoms include the nine companies that make up 50 percent of the world market. Our presence on government procurement lists empowers both state and federal agencies to procure our systems.
- *Consistency in execution.* For the fifth straight year, we have achieved meaningful milestones: not only tripling orders, but reducing GenCore® direct material costs by 29 percent, field-testing our next-generation GenSys® product and launching the third phase of our Home Energy Station.
- *People.* Here the combination of outstanding people and outstanding culture comes to the fore. Thirty percent of our employees hold advanced degrees, including 14 Ph.D.'s. Throughout the organization, we have placed the industry's best people in the most challenging positions. Most important, they are powerfully energized by a corporate culture characterized by openness, creativity, and a bedrock commitment to truly great work.

GOVERNMENT HELPS THE CAUSE

I have always said that government plays a central role in the adoption of fuel cells. This past year, one act of Congress took a major step forward in this respect. The Energy Policy Act of 2005 included a 30 percent fuel cell tax credit for which GenCore® and our telecom customers are eligible. The credit puts the initial cost of our



systems roughly on par with—in some cases even below—traditional technologies, thus raising our competitive advantage to a new level.

Nonetheless, government action is still necessary on several fronts. Standardized regulations around hydrogen siting and installation are two issues that require attention in the near term. Seeing the government lead by example as a major customer is also crucial to penetrating key markets.

FINANCING THE PATH TO SUCCESS

In 2005, we also managed our financial picture to continue the journey toward our most promising markets. For example, we strengthened both our balance sheet and our cash position. We bolstered our direct sales force to accelerate the commercialization of GenCore®, while investing more in product development for the next generation of our GenSys® product. At the same time, we shifted our revenue and business models to account for the lower price of our GenCore® systems. As GenCore® continues its upward sales track, we are confident that our current situation will be revealed as merely a temporary transition to a more promising market opportunity.

INTO 2006 AND BEYOND

We continue to focus on finding the shortest path to profitability while commercializing fuel cells on a worldwide scale. Experience tells us that the road to market adoption will not be linear, but it does consistently move forward. The results of 2005 are substantial proof of that forward motion. Our 2006 milestones should prove the same:

- Secure orders for 500-750 GenCore® systems.
- Expand the GenCore® product line to align further with the changing needs of the worldwide market.
- Aggressively expand GenSys® testing, including field trials with prospective customers—a major step toward commercialization.
- Continue to broaden our network of strategic and channel partners throughout the world.
- Pursue a new contract with Honda for the fourth-generation of the Home Energy Station.

By building on the success of 2005, these milestones validate our path to ultimate profitability. It is a journey we could not make without the ongoing support of our shareholders. Your consistent presence with our company is helping to shape a future for our children and grandchildren—a future of clean, reliable energy and a sustainable earth. For that, I am deeply grateful.

Roger Saillant

Dr. Roger B. Saillant
President and Chief Executive Officer

A Review of 2005.

And a glimpse of what's to come.

The tripling of GenCore® orders was our headline story—but not our only story. While surpassing the 300 mark in system orders, we expanded and deepened our global network of channel partners, advanced our relationships with key customers, and brought our next-generation product closer to market. These achievements represent the logical next steps toward our ultimate destination: profitable leadership in clean, reliable, on-site energy.









Record Orders.

The cornerstone of Plug Power's sales strategy—a select group of key accounts—has started to deliver.

• 2004 orders for GenCore®: 94. • 2005 orders for GenCore®: 306.

To be sure, the numbers tell a promising story. Even more important is what lies behind them: a careful, concerted effort to nurture the most promising markets and customers—and pursue new opportunities.

Most of the 2005 orders came from the markets we have targeted since the introduction of GenCore®: telecommunications and utilities. The telecom orders in particular represent the payoff of our dedicated efforts to engage leading telecoms worldwide—engagement that should form a robust foundation for sustaining future sales.

At the same time, we continued pursuing another sector with considerable potential: state and federal government. In March, the U.S. General Services Administration listed GenCore® on its Federal Supply Service Schedule, allowing federal agencies to purchase the systems directly under a prenegotiated contract. Similar arrangements have been finalized with several of the largest states, including New York (in 2004),

The numbers tell a **promising story.** More important is what lies behind them.

California, Florida, and Texas. Given that 28 states operate wireless networks for emergency services—let alone the opportunities within such federal agencies as the Department of Defense—this path clearly points to a substantial market.

This leads to our goals for 2006. In the year to come, we will strive to secure orders for 500–750 units. Beyond the 2006 orders is a single overarching strategy: the pursuit of a select group of key accounts with the potential for substantial long-term sales. For many companies, this strategy has proved the linchpin to long-term business success. We expect no less.

Solid Partnerships.

When we finalized our partnership with Tyco Electronics Power Systems in 2004, we anticipated sales results worthy of the Tyco name. This year's results did not disappoint: this distributor was behind two orders totaling 116 units for a leading U.S. wireless provider. Tyco's strong relationships with major telecommunications and utility companies confer substantial credibility to the GenCore® brand, opening doors for both short- and long-term sales.

Tyco is part of a growing network of partnerships. Our channel partners generated more than 85 percent of the orders placed in 2005. At year-end, 17 distribution partners were promoting the GenCore® product



































Our partners began to generate results—and we continued to extend our network worldwide.

line on five continents. We will strive to broaden that network even further in 2006, extending our presence into high-potential telecom and utility markets throughout the world.

Our partnerships extend beyond sales and service as well. Collaborations on research, as with Honda and Ballard Power Systems, move fuel cell technology farther down the adoption curve. Our relationship with Honda is a long-term, growing collaboration that encompasses a broad spectrum of technologies with potential benefit to many of our products. Most recently, our alliance with Ballard resulted in a $2 million 2006 Department of Defense appropriation to develop an advanced prototype fuel cell system for backup power. Meanwhile, collaborations with supply-chain partners, such as 3M, Entegris, and PEMEAS, result in the most cost-effective components for our systems.

Through partners like these, we draw on the world's best technologies to optimize our systems for market success. Through sales and service partners, we make that success happen. Such is the role of partnerships and collaboration in Plug Power's long-term growth.



Plug Power's influence now extends to five continents.

Global Reach.

An estimated quarter of a million cell towers worldwide could use fuel cells as backup power—and that is just the beginning of the opportunity. In 2005, Plug Power began to take hold of it.



Our partnerships on five continents give us a global presence. Here too, commercial traction has begun. The International Finance Corporation, a private sector arm of the World Bank, awarded us, a buy-down grant together with IST Holdings Ltd., $3 million to install 400 fuel cells throughout South Africa over three years. That award has already generated the largest single order from an international distributor. In 2005, we also recruited distribution partners in the United Kingdom, Venezuela, and Kuwait, and appointed a senior executive from our key industry sector—telecommunications—as general manager for Europe, the Middle East and Africa.



Next Generations.

Long-term growth requires long-term vision—which is why Plug Power continued to pursue the next generations of clean, reliable, on-site energy products.

Throughout 2005, we continued pursuing next-generation systems even as we gained commercial traction in the here and now. In September, the upcoming version of our continuous-run product, GenSys®—designed for the next stop on the adoption curve—began field trials at Robins Air Force Base in Georgia. In 2006, these trials should expand to include key telecom and utility customers. Given that we are already building positive customer and channel relationships through GenCore®, we expect GenCore® to pave the way for market acceptance of GenSys®.

Farther out on the adoption curve, our partnership with Honda has moved forward. In the fall, a third-generation Home Energy Station (HES)—30 percent smaller, 25 percent more power output—was installed at the Honda facility in California. HES III brings us closer to a multi-functional unit that could refuel a hydrogen car while supplying heat and power to the home. In 2006 we will aim toward collaboration on HES IV.

Honda has also engaged us to explore even more fundamental research and development issues—a sign of the automaker's growing confidence in Plug Power as a strategic ally. It is but one example of our partners' long-term commitment to us.



People. Planet. Profit.

Commercial traction is only one part of the "triple bottom line." All three elements have guided Plug Power—and will continue to do so.







Even in the day-to-day, we never lose sight of why Plug Power exists. Like most companies, we place an extremely high priority on returning value to our shareholders. By succeeding in the arena of clean, reliable, on-site energy, we believe we can deliver that value by playing a substantial role in the health of our planet and its people. This belief drives all of *our* people: a distinguished group of thought leaders in such areas as innovation, key markets, sustainability, technology requirements, and manufacturing operations. The progress of the last few years—and of the years to come—owes a great deal to their sustained dedication.

Financial Section

Selected Financial Data	13
Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Report of Independent Registered Public Accounting Firm	25
Consolidated Balance Sheets	27
Consolidated Statements of Operations	28
Consolidated Statements of Cash Flows	29
Consolidated Statements of Stockholders' Equity and Comprehensive Loss	30
Notes to Consolidated Financial Statements	31
Market for Registrant's Common Equity	46

SELECTED FINANCIAL DATA

The following tables set forth selected financial data and other operating information of the Company. The selected statement of operations and balance sheet data for 2005, 2004, 2003, 2002 and 2001, as set forth below, are derived from the audited financial statements of the Company. The information is only a summary and you should read it in conjunction with the Company's audited financial statements and related notes and other financial information included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS:					
Product and service revenue	**$ 4,881**	$ 5,306	$ 7,517	$ 9,427	$ 2,574
Research and development contract revenue	**8,606**	10,835	4,985	2,391	3,168
Total revenue	**13,487**	16,141	12,502	11,818	5,742
Cost of product and service revenues	**4,098**	5,368	7,150	7,602	5,080
Cost of research and development contract revenues	**12,076**	13,474	7,010	3,739	6,211
In-process research and development	**—**	—	3,000	—	—
Research and development expense	**36,319**	35,203	40,070	40,289	60,600
General and administrative expense	**8,973**	8,423	7,183	6,956	7,492
Other expense (income), net	**3,764**	412	1,128	450	(529)
Net loss	**$ (51,743)**	$ (46,739)	$ (53,039)	$ (47,218)	$ (73,112)
Loss per share, basic and diluted	**$ (0.66)**	$ (0.64)	$ (0.88)	$ (0.93)	$ (1.56)
Weighted average number of common shares outstanding	**78,463**	73,126	60,146	50,645	46,840
BALANCE SHEET DATA:					
(at end of the period)					
Unrestricted cash, cash equivalents and marketable securities	**$ 97,563**	$ 66,849	$ 102,004	$ 55,848	$ 92,682
Total assets	**139,784**	117,997	160,589	108,683	151,374
Current portion of long-term obligations	**527**	427	545	530	530
Long-term obligations	**4,659**	4,996	5,306	5,727	6,172
Stockholders' equity	**124,955**	102,113	144,286	92,697	135,003
Working capital	**95,511**	64,073	99,286	56,876	90,366

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our accompanying Financial Statements and Notes thereto included within this Annual Report on Form 10-K. In addition to historical information, this Annual Report on Form 10-K and the following discussion contain statements that are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of our future results of operations or of our financial position or state other forward-looking information. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned not to rely on forward-looking statements because they involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including, but not limited to: our ability to develop commercially viable on-site energy products; the cost and timing of developing our on-site energy products; market acceptance of our on-site energy products; our ability to manufacture on-site energy products on a large-scale commercial basis; competitive factors, such as price competition and competition from other traditional and alternative energy companies; the cost and availability of components and parts for our on-site energy products; the ability to raise and provide the necessary capital to develop, manufacture and market our on-site energy products; our ability to establish relationships with third parties with respect to product development, manufacturing, distribution and servicing and the supply of key product components; our ability to protect our intellectual property; our ability to lower the cost of our on-site energy products and demonstrate their reliability; the cost of complying with current and future governmental regulations; the impact of deregulation and restructuring of the electric utility industry on demand for our on-site energy products; fluctuations in the trading price and volume of our common stock and other risks and uncertainties discussed under Item 1A—Risk Factors. Readers should not place undue reliance on our forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and are not guarantees of future performance. Except as may be required by applicable law, we do not undertake or intend to update any forward-looking statements after the date of this Annual Report on Form 10-K.

OVERVIEW

We design and develop on-site energy systems, based on proton exchange membrane fuel cell technology, for commercial and residential energy consumers worldwide. We are focused on a platform-based systems architecture, which includes proton exchange membrane (PEM) fuel cell and fuel processing technologies, from which we are offering or developing multiple products. We are currently offering our GenCore® product for commercial sale. Our GenCore® product is a backup power product for telecommunications, broadband, utility and industrial uninterruptible power supply (UPS) applications. We are also developing additional products for continuous run power applications, with optional combined heat and power capability for remote small commercial and remote residential applications.

We are a development stage enterprise in the early period of field-testing and marketing our initial commercial products to a limited number of customers, including telecommunications companies, utilities, government entities and our distribution partners. Our initial commercial product, the GenCore®, is designed to provide direct-current (DC) backup power for the targeted application described above. See "Product Development and Commercialization." The GenCore® is fueled by hydrogen and does not require a fuel processor.

Our sales and marketing strategy is to build a network of leading distributors who have established relationships, and sub-distributor networks, that can distribute and service our products in specific geographic or market segments. We have distribution agreements in place with 4 domestic distributors, including Tyco Electronics Power Systems, Inc. (Tyco), our largest North American distribution partner, and 13 international distributors, including IST Holdings Ltd. (IST), our distribution partner in South Africa with whom we recently jointly received a $3 million customer buy-down grant from the International Finance Corporation to install 400 fuel cell systems over the next three years. We also form relationships with customers and enter into development and demonstration programs with telecommunications companies, electric utilities, government agencies and other energy providers. Many of our initial sales of GenSys® and GenCore® are contract-specific arrangements containing multiple obligations, that may include a combination of fuel cell systems, continued service, maintenance and other support. While contract terms require payment upon delivery and installation of the fuel cell system, and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are not accounted for separately based on our limited commercial experience and available evidence of fair value. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to twenty-seven months. See "Critical Accounting Policies and Estimates—Revenue Recognition."

As we gain commercial experience, including field experience relative to service and warranty of our initial products, the fair values for the multiple elements within our future contracts may become determinable and we may, in future periods, recognize revenue upon delivery of the product or we may continue to defer recognition, based on application of appropriate guidance within EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," or changes in the manner in which we structure contractual agreements, including our agreements with distribution partners.

Our cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize our fuel cell systems, market acceptance of our systems and other factors. We expect to pursue the expansion of our operations through internal growth and strategic acquisitions. As of December 31, 2005, we had unrestricted cash and cash equivalents and marketable securities totaling $97.6 million and working capital of $95.5 million. Additionally, we have restricted cash in the amount of $4.0 million, which is escrowed to secure the mortgage on our headquarters facility.

During the year ended December 31, 2005, cash used by operating activities was $39.9 million consisting primarily of a net loss of $51.7 million offset, in part, by noncash expenses in the amount of $12.7 million, including $3.4 million for amortization and depreciation, $2.9 million for stock-based compensation, $688,000 for amortization of intangible assets and $5.8 million for equity losses in affiliates. Cash used in investing activities for the year ended December 31, 2005 was $28.6 million consisting of $27.6 million net of purchases of marketable securities and $1.0 million used to purchase property plant and equipment. Cash provided by financing activities was $71.4 million, consisting primarily of net proceeds, in the amount of $70.6 million, from the issuance of common stock during the Company's public offering in the third quarter of 2005.

We have financed our operations through December 31, 2005 primarily from the sale of equity, which has provided cash in the amount of $420.8 million since inception. Additionally, cumulative net cash used in operating activities has been $302.2 million and cash used in investing activities has been $90.0 million, including our purchase of property, plant and equipment of $32.7 million and our investments in marketable securities in the amount of $75.9 million offset, in part, by net proceeds from acquisition of $29.5 million.

PRODUCT DEVELOPMENT AND COMMERCIALIZATION

We are focused on a fuel cell technology platform from which we believe we can offer multiple products. We currently have one commercial product line, GenCore®, which we continue to enhance and broaden:

GenCore®—Backup Power for Telecommunication, Broadband, Utility and UPS Applications—We currently offer the GenCore® product line which is focused on providing direct-current (DC) backup power in a power range of 1-12 kilowatts for applications in the telecom, broadband, utility and industrial UPS market applications. Our GenCore® products are fueled by hydrogen and do not require a fuel processor. In the fourth quarter of 2003, we began initial shipments of the GenCore® product, and have shipped 233 units through December 31, 2005. See "Distribution, Marketing and Strategic Relationships" for additional information regarding product development and commercialization.

Additionally, we continue to advance the development of our other technology platforms:

GenSys®—Remote Continuous Power for Light Commercial and Residential Applications—We plan to continue to develop GenSys® into a platform that is expected to support a number of products, including systems fueled by liquefied petroleum gas (LPG) for remote applications and, eventually, both grid-independent and grid-connected light commercial and residential applications fueled by LPG or natural gas. In connection with the development of our GenSys® platform, we are developing combined heat and power (CHP) fuel cell systems for light commercial and residential applications that provide supplemental heat as electricity is produced. We began field-testing of the next generation GenSys®, our continuous run product, in the third quarter of 2005. See "Distribution, Marketing and Strategic Relationships" for additional information regarding product development and commercialization.

Home Energy Station (HES)—We have been developing technology in support of the automotive fuel cell market under a series of agreements with Honda R&D Co., Ltd. of Japan (Honda), a subsidiary of Honda Motor Co., Ltd., under which we have exclusively and jointly developed and tested three phases of prototype fuel cell systems that provide electricity and heat to a home or business, while also providing hydrogen fuel for a fuel cell vehicle. In October 2003, we successfully demonstrated the first prototype HES at Honda R&D Americas' facility in Torrance, California. In September 2004, under the second phase of our work with Honda, we successfully demonstrated a second-generation prototype of the HES at our Latham, NY headquarters. In September 2005, Plug Power and Honda installed our third-generation HES in Torrance, California. Honda now utilizes the systems in both New York and California for refueling prototype Honda FCX fuel cell vehicles in their test programs. Across each generation of the HES, we have significantly reduced size and weight, as well as improved performance. We are currently negotiating a contract with Honda funding our joint development of the fourth-generation system during 2006, as well as a separate agreement funding joint research & development, in 2006, of technology that may be utilized in future systems.

We also have longer-term product development plans that potentially include GenSite™, a product which supplies on-site hydrogen, and GenDrive™, a product offering battery replacement for material handling equipment.

GenSite™—On-Site Hydrogen Generation—We expect to combine our proprietary fuel processor technology with existing components for gas compression, purification and storage as the basis for GenSite™, an on-site hydrogen gas generator. This product is expected to target certain applications now served by packaged hydrogen gas (cylinders or tube trailers) or electrolyzers. We presently have a prototype system in our research and product development facilities in Apeldoorn, Holland, and another system at our Latham, NY headquarters.

GenDrive™—Battery Replacement for Material Handling—The GenCore® platform is expected to provide the basis for our development of the GenDrive™ product, a hydrogen-fueled battery-replacement module for material handling equipment. We continue to explore the potential for partnerships with end users of this product to develop the GenDrive™ product.

RESULTS OF OPERATIONS

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004.

PRODUCT AND SERVICE REVENUE. Product and service revenue decreased to $4.9 million for the year ended December 31, 2005, from $5.3 million for the year ended December 31, 2004. We defer recognition of product and service revenue at the time of delivery and recognize revenue as the continued service, maintenance and other support obligations expire. The costs associated with the product, service and other obligations are expensed as they are incurred.

Many of our initial sales of GenSys® and GenCore® products are contract-specific arrangements containing multiple obligations that may include a combination of fuel cell systems, continued service, maintenance and other support. While contract terms require payment upon delivery and installation of the fuel cell system, and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are not accounted for separately based on our limited commercial experience and available evidence of fair value. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to twenty-seven months. See "Critical Accounting Policies and Estimates—Revenue Recognition."

During the year ended December 31, 2005, we delivered 135 fuel cell systems and recognized product and service revenue against these current year deliveries in the amount of $940,000 combined with the recognition of $4.0 million of revenue originally deferred at December 31, 2004. This compares to 150 fuel cell systems delivered for the year ended December 31, 2004, during which we recognized $1.4 million of product and service revenue against 2004 deliveries combined with the recognition of $3.9 million of revenue originally deferred at December 31, 2005.

During 2005 and 2004, we invoiced $2.5 million and $5.7 million, respectively, for the delivery of fuel cell systems and recognized revenue of $4.9 million and $5.3 million in 2005 and 2004, respectively. The difference between the amounts invoiced and the recognized revenue in 2005 and 2004 represents a component of deferred revenue at December 31, 2005 and 2004. During 2006, we expect to recognize substantially all of the deferred revenue as of December 31, 2005.

RESEARCH AND DEVELOPMENT CONTRACT REVENUE. Research and development contract revenue decreased to $8.6 million for the year ended December 31, 2005, from $10.8 million for the year ended December 31, 2004. The decrease is the result of prior spending levels dropping off for material purchases and subcontractor activity as the U.S. Department of Energy (DOE) programs wind down and decreased activity under our contract with National Institute of Standards and Technology (NIST) and with Honda. We expect to continue certain research and development contract work that is directly related to our current product development efforts. Research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. We generally share in the cost of these programs with cost-sharing percentages between 20% and 60%. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period.

COST OF PRODUCT AND SERVICE REVENUE. Cost of product and service revenue decreased to $4.1 million for the year ended December 31, 2005, from $5.4 million for the year ended December 31, 2004. Cost of product and service revenue includes the direct material cost incurred in the manufacture of the products we sell, as well as the labor and material costs incurred for product maintenance, replacement parts and service under our contractual obligations. These costs consist primarily of production materials and fees paid to outside suppliers for subcontracted components and services. The year over year decrease to cost of product and service revenue is directly related to an increased proportion of our fuel cell system deliveries coming from GenCore® product, which has a lower direct materials cost per unit than our GenSys® product. Our GenCore® products are fueled by hydrogen and do not require a fuel processor, thereby eliminating certain costs. For the year ended December 31, 2005, we shipped 121 GenCore® units and 14 GenSys® units compared to 93 and 56 GenCore® and GenSys® units, respectively, in 2004.

COST OF RESEARCH AND DEVELOPMENT CONTRACT REVENUE. Cost of research and development contract revenue decreased to $12.1 million for the year ended December 31, 2005, from $13.5 million for the year ended December 31, 2004. Cost of research and development contract revenue includes costs associated with research and development contracts including: compensation and benefits for engineering and related support staff, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services, and materials and supplies and other directly allocable general overhead costs allocated to specific research and development contracts. The decrease in these costs is directly related to the decreased activity under the development agreements described above under research and development contract revenue.

NONCASH RESEARCH AND DEVELOPMENT EXPENSE. Noncash research and development expense decreased to $1.6 million for the year ended December 31, 2005, from $2.6 million for the year ended December 31, 2004. Noncash research and development expense represents the fair value of stock grants to employees, consultants and others in exchange for services provided. The decrease is primarily the result of fully expensing amortization of stock-based compensation associated with restricted stock issued in June 2003 under our employee stock option exchange program. In 2004, we had a full year of such amortization.

OTHER RESEARCH AND DEVELOPMENT EXPENSE. Other research and development expense increased to $34.7 million for the year ended December 31, 2005, from $32.6 million for the year ended December 31, 2004. The increase in research and development expense is primarily the result of our accelerated efforts to advance the development of our next-generation continuous-run product combined with continued research and development activities related to future product initiatives. We also had fewer resources allocated to research and development programs reflected in cost of revenues for research and development under DOE, NIST and Honda research and development contracts (as discussed above).

Other research and development expense also includes amortization in the amount of $700,000 and $3.5 million for the years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, amortization expense included $700,000 related to the portion of the H Power purchase price that was capitalized and recorded on our balance sheet under the caption "Intangible assets." For the year ended December 31, 2004, other research and development expense included amortization expense of $2.8 million related to the H Power intangible asset, and $708,000 for amortization of prepaid development costs under our joint development program with Engelhard, recorded on our balance sheet under the caption "Prepaid development costs."

Capitalized technology acquired as a result of our merger with H Power is recorded on our balance sheet under the caption "Intangible assets" and, at December 31, 2005, the carrying value of these intangible assets have been fully amortized. Prepaid development costs under our joint development program with Engelhard, is recorded on our balance sheet under the caption "Prepaid development costs" became fully amortized in the year ended December 31, 2004.

NONCASH GENERAL AND ADMINISTRATIVE EXPENSE. Noncash general and administrative expense was $1.5 million for the year ended December 31, 2005, compared to $1.4 million for the year ended December 31, 2004. Noncash general and administrative expense represents the fair value of stock grants to employees, consultants and others in exchange for services provided.

OTHER GENERAL AND ADMINISTRATIVE EXPENSE. Other general and administrative expenses increased to $7.4 million for the year ended December 31, 2005, from $7.0 million for the year ended December 31, 2004. Other general and administrative expense includes compensation, benefits and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, marketing, information technology and legal services. The increase in other general and administrative expenses is the result of our increase in sales and marketing expenses for the year ending December 31, 2005, in support of commercialization of our products. Based on our current level of operations, no significant increase in other general and administrative expenses is anticipated in 2006.

INTEREST INCOME. Interest income, consisting of interest earned on our cash, cash equivalents and marketable securities, increased to $2.2 million for the year ended December 31, 2005, from $1.4 million for the year ended December 31, 2004. The increase was primarily due to an increase in our investment portfolio for funds received as a result of our public offering of 12,000,000 shares of common stock in August, 2005. See "Liquidity and Capital Resources."

INTEREST EXPENSE. Interest expense consists of interest on a long-term obligation related to our facilities and interest paid on capital lease obligations. Interest expense was $146,000 for the year ended December 31, 2005, compared to $61,000 for the year ended December 31, 2004. The long-term debt accrues interest at a variable rate that was approximately 4.44% and 2.37% at December 31, 2005 and 2004, respectively.

EQUITY IN LOSSES OF AFFILIATES. Equity in losses of affiliates was $5.8 million for the year ended December 31, 2005 and $1.8 for the year ended December 31, 2004. Equity in losses of affiliates, which we account for under the equity method of accounting, is our proportionate share of the losses of GE Fuel Cell Systems, LLC (GEFCS) in the amount of $10,000 and amortization of intangible assets in the amount of $1.8 million. Additionally, during the fourth quarter of 2005, we recorded an other-than-temporary impairment of our investment in GEFCS, in the amount of $4.0 million, in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock," primarily due to a shift in the Company's business strategy

away from residential fuel cells, for which GEFCS was well suited as a distribution partner, to backup power generation, for which GEFCS is not a natural partner. Based upon this shift in strategy, it was determined that GEFCS lacked the ability to sustain an earning capacity, which would justify the carrying amount of the investment.

INCOME TAXES. We did not report a benefit for federal and state income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward may not be realized.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003.

PRODUCT AND SERVICE REVENUE. Product and service revenue decreased to $5.3 million for the year ended December 31, 2004, from $7.5 million for the year ended December 31, 2003. We defer recognition of product and service revenue at the time of delivery and recognize revenue as the continued service, maintenance and other support obligations expire. The costs associated with the product, service and other obligations are expensed as they are incurred.

Our initial sales of GenSys® and GenCore® are contract-specific arrangements containing multiple obligations, that may include a combination of fuel cell systems, continued service, maintenance and other support. While contract terms require payment upon delivery and installation of the fuel cell system, and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are not accounted for separately based on our limited commercial experience and available evidence of fair value. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to twenty-seven months.

As we gain commercial experience, including field experience relative to service and warranty based on the sales of our initial products, the fair values for the multiple elements within our future contracts may become determinable and we may, in future periods, recognize revenue upon delivery of the product or we may continue to defer recognition, based on application of appropriate guidance within EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," or changes in the manner in which we structure contractual agreements, including our agreements with distribution partners.

During the year ended December 31, 2004, we delivered 150 fuel cell systems and recognized product and service revenue against these current year deliveries in the amount of $1.4 million combined with the recognition of $3.9 million of revenue originally deferred at December 31, 2003. This compares to 145 fuel cell systems delivered for the year ended December 31, 2003, during which we recognized $2.1 million of product and service revenue against 2002 deliveries combined with the recognition of $5.4 million of revenue originally deferred at December 31, 2002.

During 2004 and 2003, we invoiced $5.7 million and $6.8 million, respectively, for the delivery of fuel cell systems and recognized revenue of $5.3 million and $4.7 million in 2004 and 2003, respectively. The difference between the amounts invoiced and the recognized revenue in 2004 and 2003 represents a component of deferred revenue at December 31, 2004 and 2003.

RESEARCH AND DEVELOPMENT CONTRACT REVENUE. Research and development contract revenue increased to $10.8 million for the year ended December 31, 2004, from $5.0 million for the year ended December 31, 2003. The increase is due to the addition of development agreements with the U.S. Department of Defense (DOD) and increased activity under DOE, NIST, New York State Energy Research and Development Authority (NYSERDA) and Honda research and development contracts. We expect to continue certain research and development contract work that is directly related to our current product development efforts. Research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. We generally share in the cost of these programs with cost-sharing percentages between 20% and 60%. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period.

COST OF PRODUCT AND SERVICE REVENUE. Cost of product and service revenue decreased to $5.4 million for the year ended December 31, 2004, from $7.2 million for the year ended December 31, 2003. Cost of product and service revenue includes the direct material cost incurred in the manufacture of the products we sell, as well as the labor and material costs incurred for product maintenance, replacement parts and service under our contractual obligations. These costs consist primarily of production materials and fees paid to outside suppliers for subcontracted components and services. This decrease is primarily related to the decrease in the cost of production materials for the units shipped, offset, in part by an increase in the service costs as a result of the increase in operational field units.

COST OF RESEARCH AND DEVELOPMENT CONTRACT REVENUE. Cost of research and development contract revenue increased to $13.5 million for the year ended December 31, 2004, from $7.0 million for the year ended December 31, 2003. Cost of research and development contract revenue includes costs associated with research and development contracts including: compensation and benefits for engineering and related support staff, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services, and materials and supplies and other directly allocable general overhead costs

allocated to specific research and development contracts. The increase in these costs relates primarily to the additional activity under the development agreements described above under research and development contract revenue.

NONCASH RESEARCH AND DEVELOPMENT EXPENSE. Noncash research and development expense increased to $2.6 million for the year ended December 31, 2004, from $1.8 million for the year ended December 31, 2003. Noncash research and development expense represents the fair value of stock grants to employees, consultants and others in exchange for services provided. The increase is primarily the result of stock-based compensation associated with the amortization of restricted stock issued in June 2003 under our employee stock option exchange program.

OTHER RESEARCH AND DEVELOPMENT EXPENSE. Other research and development expense decreased to $32.6 million for the year ended December 31, 2004, from $38.3 million for the year ended December 31, 2003. The decline in research and development expense is primarily the result of an increase in resources allocated to research and development programs reflected in cost of revenues for research and development under DOE, NYSERDA and Honda research and development contracts (as discussed above). Our approach to the design of our next-generation fuel cell system uses advanced modeling and system simulation techniques, which result in lower research and development costs because we build fewer systems for internal test and evaluation.

Other research and development expense also includes amortization in the amount of $3.5 million and $4.4 million for the years ended December 31, 2004 and 2003, respectively. For the year ended December 31, 2004, amortization expense includes amortization of prepaid development costs in the amount of $708,000 under our joint development program with Engelhard, recorded on our balance sheet under the caption "Prepaid development costs," and amortization in the amount of $2.8 million related to the portion of the H Power purchase price which has been capitalized and recorded on our balance sheet under the caption "Intangible assets." For the year ended December 31, 2003, other research and development expense included amortization of prepaid development costs in the amount of $1.8 million under our joint development program with Engelhard, amortization in the amount of $515,000 related to our purchase of certain fuel processing from Gastec and $2.1 million related to the portion of the H Power purchase price that has been capitalized.

Amortization of capitalized technology acquired as a result of our merger with H Power, is recorded on our balance sheet under the caption "Intangible assets." At December 31, 2004, the carrying value of intangible assets acquired from H Power was $688,000, and the joint development program with Engelhard was fully amortized.

NONCASH GENERAL AND ADMINISTRATIVE EXPENSE. Noncash general and administrative expense increased to $1.4 million for the year ended December 31, 2004, from $896,000 for the year ended December 31, 2003. Noncash general and administrative expense represents the fair value of stock grants to employees, consultants and others in exchange for services provided. The increase is primarily the result of stock-based compensation associated with the amortization of restricted stock issued in June 2003 under our employee stock option exchange program.

OTHER GENERAL AND ADMINISTRATIVE EXPENSE. Other general and administrative expenses increased to $7.0 million for the year ended December 31, 2004, from $6.3 million for the year ended December 31, 2003. Other general and administrative expense includes compensation, benefits and related costs in support of our general corporate functions including general management, finance and accounting, human resources, marketing, information technology and legal services. The increase in other general and administrative expenses is the result of our increase in sales and marketing expenses for the year ending December 31, 2004, in support of commercialization of our products.

INTEREST INCOME. Interest income, consisting of interest earned on our cash, cash equivalents and marketable securities, increased to $1.5 million for the year ended December 31, 2004, from $833,000 for the year ended December 31, 2003. The increase was primarily due to an increase in our investment portfolio for funds received as a result of our March 2003 acquisition of H Power and our common stock offering in November 2003.

INTEREST EXPENSE. Interest expense consists of interest on a long-term obligation related to our facilities and interest paid on capital lease obligations. Interest expense was $61,000 for the year ended December 31, 2004, compared to $62,000 for the year ended December 31, 2003. The debt accrues interest at a variable rate of interest that was approximately 2.37% and 1.30% at December 31, 2004 and 2003, respectively.

EQUITY IN LOSSES OF AFFILIATES. Equity in losses of affiliates decreased to $1.8 million for the year ended December 31, 2004, from $1.9 million during the year ended December 31, 2003. Equity in losses of affiliates, which we account for under the equity method of accounting, is our proportionate share of the losses of GEFCS in the amount of $12,000 and amortization of intangible assets in the amount of $1.8 million.

INCOME TAXES. We did not report a benefit for federal and state income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward may not be realized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles and related disclosure requires management to make estimates and assumptions that affect:

- the amounts reported for assets and liabilities;
- the disclosure of contingent assets and liabilities at the date of the financial statements; and
- the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the economic useful lives of assets, including identifiable intangibles, and various other recorded or disclosed amounts. Therefore, our financial statements and related disclosure are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from estimates. To the extent that actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position as reflected in its financial statements will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

We believe that the following are our most critical accounting policies affected by the estimates and assumptions the Company must make in the preparation of its financial statements and related disclosure:

REVENUE RECOGNITION: We are a development stage enterprise in the stages of performing field-testing and marketing our initial commercial products to a limited number of customers, including telecom, utilities, government entities and our distribution partners. This initial product is a limited edition fuel cell system that is intended to offer complementary, quality power while demonstrating the market value of fuel cells as a preferred form of alternative distributed power generation. Subsequent enhancements to our initial product are expected to expand the market opportunity for fuel cells by lowering the installed cost, decreasing operating and maintenance costs, increasing efficiency, improving reliability, and adding features such as grid-independence and cogeneration and UPS applications.

We apply the guidance within Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104) to our initial sales contracts to determine when to properly recognize revenue. We defer recognition of product and service revenue at the time of delivery and recognize revenue as the continued service, maintenance and other support obligations expire. The costs associated with the product, service and other obligations are expensed as they are incurred.

Our initial sales of GenSys® and GenCore® products are contract-specific arrangements containing multiple obligations, that may include a combination of fuel cell systems, continued service, maintenance and other support. While contract terms require payment upon delivery and installation of the fuel cell system and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within our contractual arrangements are not accounted for separately based on our limited commercial experience and available evidence of fair value. As a result, we defer recognition of product and service revenue and recognize revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to twenty-seven months.

As we gain commercial experience, including field experience relative to service and warranty based on the sales of our initial products, the fair values for the multiple elements within our future contracts may become determinable and we may, in future periods, recognize revenue upon delivery of the product or we may continue to defer recognition, based on application of appropriate guidance within EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," or changes in the manner in which we structure contractual agreements, including our agreements with distribution partners.

VALUATION OF LONG-LIVED ASSETS: We assess the impairment of identifiable intangible, long-lived assets and goodwill, if any, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill, if any, may not be recoverable based upon the existence of one or more of the above indicators of impairment, we would measure any impairment based upon the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as appropriate. Based on the review during the year ended December 31, 2005, we do not believe an impairment charge is required.

ACCOUNTING FOR INCOME TAXES: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Included in this assessment is the determination of the net operating loss carryforward that has resulted from our cumulative net operating loss since inception. These differences result in a net deferred tax asset. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2005, we have recorded a valuation allowance due to uncertainties related to our ability to utilize the net deferred tax assets, primarily consisting of net operating losses and credits which may be carried forward, before they expire. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the recorded valuation allowance, which could materially impact our financial position and results of operations. At December 31, 2005, our net deferred tax assets have been offset in full by a valuation allowance. As a result, the net provision for income taxes is zero for the year ended December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS: In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option-pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for fiscal periods beginning after June 15, 2005. If the Company had applied the provisions of SFAS No. 123R to the financial statements for the period ending December 31, 2005, net loss would have been increased by approximately $4.2 million. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123, or only to interim periods in the year of adoption. The Company is currently evaluating these transition methods.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company's adoption of the standard did not have a material effect on the Company's financial position, cash flows or results of operations for the year ending December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion No. 20, 'Accounting Changes,' and SFAS No. 3, 'Reporting Accounting Changes in Interim Financial Statements'" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements.

LIQUIDITY AND CAPITAL RESOURCES

Our cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize our on-site energy products, market acceptance of our systems and other factors. We expect to devote substantial capital resources to continue our development programs directed at commercializing our on-site energy products for worldwide use, hiring and training our production staff, developing and expanding our manufacturing capacity, and continuing to expand our production and our research and development activities. We expect to pursue the expansion of our operations through internal growth and strategic acquisitions and expect that such activities will be funded from existing cash and cash equivalents, issuance of additional equity or debt securities or additional borrowings subject to market and other conditions. The failure to raise the funds necessary to finance our future cash requirements or consummate future acquisitions could adversely affect our ability to pursue our strategy and could negatively affect our operations in future periods. We anticipate incurring substantial additional losses over at least the next several years and believe that our current cash, cash equivalents and marketable securities balances will provide sufficient capital to fund operations for at least the next twelve months.

Several key indicators of liquidity are summarized in the following table:

	Years ended December 31,		
	2005	2004	2003
Unrestricted cash, cash equivalents and marketable securities	**$97,563,000**	$66,849,000	$102,004,000
Working capital	**95,511,000**	64,073,000	99,285,000
Net loss	**51,743,000**	46,739,000	53,039,000
Net cash used in operating activities	**39,869,000**	33,896,000	38,017,000
Purchase of property, plant and equipment	**1,000,000**	1,617,000	627,000

We have financed our operations through December 31, 2005 primarily from the sale of equity, which has provided cash in the amount of $420.8 million. As of December 31, 2005, we had unrestricted cash, cash equivalents and marketable securities totaling $97.6 million and working capital of $95.5 million. In addition, we have restricted cash of $4.0 million in cash which is escrowed to secure the mortgage on our headquarters facility. Since inception, net cash used in operating activities has been $302.2 million and cash used in investing activities has been $90.0 million.

During the year ended December 31, 2005, the Company used $39.9 million in cash for operating activities, used $28.6 million in cash for investing activities and received $71.4 million from financing activities. Net cash used in operating activities consisted primarily of a net loss of $51.7 million offset, in part, by noncash items, which include $3.4 million for depreciation and amortization, $2.9 million in stock-based compensation, $688,000 amortization of intangible assets and $5.8 million in equity losses in affiliates. Cash used in investing activities consisted of $27.6 million of net purchases of marketable securities and $1.0 million for the purchase of property, plant and equipment. Cash provided by financing activities in the amount of $71.4 million consisted primarily of $70.6 million, net of $4.4 million for expenses and placement fees, related to the issuance and distribution of the securities relating to our public offering of 12,000,000 shares of common stock, completed in the third quarter of 2005.

Other significant transactions impacting our liquidity and capital resources are as follows:

MERGERS & ACQUISITIONS

On March 25, 2003, we consummated a merger transaction with H Power pursuant to which we acquired H Power in a stock-for-stock exchange valued at approximately $46.3 million. In connection with the transaction, H Power stockholders received 0.8305 shares of our common stock for each share of H Power common stock held immediately prior to the transaction. Immediately following the transaction H Power became a wholly owned subsidiary of the Company. As part of the acquisition, we acquired intellectual property and certain other assets including cash, cash equivalents and marketable securities of H Power worth approximately $29.6 million, after payment of $7.1 million of certain costs and expenses associated with the consummation of the merger which were accounted for as additional purchase price.

PUBLIC OFFERINGS

In November 1999, we completed an initial public offering of 6,782,900 shares of common stock, which includes additional shares purchased pursuant to exercise of the underwriters' over allotment option. We received proceeds of $93.0 million, which was net of $8.7 million of expenses and underwriting discounts relating to the issuance and distribution of the securities.

In July 2001, we completed a follow-on public offering of 4,575,000 shares of common stock, which includes additional shares purchased pursuant to exercise of the underwriters' over allotment option. We received proceeds of $51.6 million, which was net of $3.3 million of expenses and underwriting discounts relating to the issuance and distribution of the securities.

In November 2003, the Company completed a public offering of 11,700,000 shares of common stock. We received proceeds of $55.0 million, net of $3.5 million of expenses and placement fees relating to the issuance and distribution of the securities.

In August 2005, the Company completed a public offering of 12,000,000 shares of common stock. We received proceeds of $70.6 million, net of expenses and placement fees relating to the issuance and distribution of the securities.

PRIVATE PLACEMENTS

In July 2001, simultaneous with the closing of the follow-on public offering, we closed a private equity financing of 416,666 shares of common stock to GE Power Systems Equities, Inc., an indirect, wholly owned subsidiary of General Electric Company, and 416,666 shares of common stock to Edison Development Corporation, an indirect, wholly owned subsidiary of DTE Energy Company, raising an additional $9.6 million in net proceeds.

INITIAL CAPITAL CONTRIBUTIONS

We were formed in June 1997 as a joint venture between Mechanical Technology Incorporated and Edison Development Corporation, an indirect, wholly owned subsidiary of DTE Energy Company. At formation, Mechanical Technology Incorporated contributed assets related to its fuel cell program, including intellectual property, 22 employees, equipment and the right to receive government contracts for research and development of PEM fuel cell systems, if awarded. Edison Development Corporation contributed or committed to contribute $9.0 million in cash, expertise in distributed power generation and marketplace presence to distribute and sell stationary fuel cell systems.

In aggregate, Mechanical Technology Incorporated has made cash contributions of $27.0 million plus noncash contributions of $14.2 million, while Edison Development Corporation has made aggregate cash contributions of $46.2 million, including $5.0 million in connection with the closing of a private placement of our common stock in July 2001. Mechanical Technology Incorporated and Edison Development Corporation have not made any additional cash or noncash contributions since October 1999 and July 2001, respectively.

GE FUEL CELL SYSTEMS

In February 1999, we entered into a joint venture agreement with GE MicroGen, Inc. (a wholly owned subsidiary of General Electric Company that operates within the GE Energy business) to form GEFCS, to exclusively market, sell, install and service certain of our PEM fuel cell systems. In connection with the original formation of GEFCS, we issued 2,250,000 shares of our common stock to GE MicroGen, Inc. in exchange for a 25% interest in GEFCS and we capitalized $11.3 million, the fair value of the shares issued, under the caption "Investment in affiliates" in our consolidated financial statements. We also issued a warrant to GE MicroGen, Inc. to purchase 3,000,000 additional shares of common stock at a price of $12.50 per share. GEFCS exercised this option immediately prior to our initial public offering for a total exercise price of $37.5 million in cash.

Subsequently, in August 2001, we amended our agreements with GE MicroGen, Inc. and GEFCS to expand GEFCS' exclusive distribution rights in exchange for an increase to our ownership interest in GEFCS from 25% to 40% and an extension to the term of the agreement to December 31, 2014. In return, we granted GE Power Systems Equities, Inc. an option to purchase 725,000 shares of our common stock at any time prior to August 21, 2006 at an exercise price of $15.00 per share. In connection with the amendment, we capitalized $5 million, the fair value of the option to purchase 725,000 shares of Plug Power common stock, under the caption "Investment in affiliates" in our consolidated financial statements.

Additionally, we are currently in discussion with GE to restructure our existing agreements.

GRANT AGREEMENTS

Since our inception we have been awarded, or participated in, federal and state government contracts, related research, development, test and demonstration of our PEM fuel cell technology. These contracts are primarily cost reimbursement contracts associated with the development of our PEM fuel cell technology. We have recognized "Research and development contract revenue" of approximately $57.1 million related to federal and state government contracts, and commercial contracts. We generally share in the cost of these programs with cost-sharing percentages between 20% and 60%. We expect to continue certain research and development contract work that is directly related to our current product development efforts.

CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations as of December 31, 2005.

	Total	2006	2007–2008	2009–2010	2011+
Long-term debt	$3,989,000	$ 385,000	$ 845,000	$ 945,000	$1,814,000
Capital lease obligations	142,000	142,000	—	—	—
Operating leases	2,456,000	679,000	1,356,000	421,000	—
Other	1,700,000	—	1,700,000	—	—
Total	$8,287,000	$1,206,000	$3,901,000	$1,366,000	$1,814,000

Other obligations include future payments under our agreement with General Electric Company to source technical support services for our product development effort as described in Note 3 of the Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash in government, government-backed and interest-bearing investment-grade securities that we generally hold for the duration of the term of the respective instrument. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk-sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the investment-grade securities we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk-sensitive instruments.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report, which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Plug Power Inc.:

We have audited the accompanying consolidated balance sheets of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, and for the period June 27, 1997 (inception) to December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the period June 27, 1997 (inception) to December 31, 2005 include amounts for the period from June 27, 1997 to December 31, 1997, and for each of the years in the three-year period ending December 31, 2000, which were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the period June 27, 1997 through December 31, 2000, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Plug Power Inc. and subsidiaries (a development stage enterprise) as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, and for the period June 27, 1997 (inception) to December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Plug Power Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Albany, New York
March 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Plug Power Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Plug Power Inc. and subsidiaries (a development stage enterprise) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Plug Power Inc. and subsidiaries (a development stage enterprise) maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, Plug Power Inc. and subsidiaries (a development stage enterprise) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Plug Power, Inc. and subsidiaries as of December 31, 2005 and 2004, and related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, and for the period June 27, 1997 (inception) to December 31, 2005, and our report dated March 14, 2006, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Albany, New York
March 14, 2006

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 21,877,726**	$ 18,976,767
Restricted cash	**385,000**	365,000
Marketable securities	**75,685,634**	47,872,662
Accounts receivable	**1,516,969**	2,989,481
Inventory	**4,692,515**	3,527,140
Prepaid expenses and other current assets	**1,524,004**	1,230,713
Total current assets	**105,681,848**	74,961,763
Restricted cash	**3,580,274**	3,965,274
Property, plant and equipment, net	**19,826,111**	21,829,254
Intangible asset	**—**	687,500
Investment in affiliate	**—**	5,785,358
Goodwill	**10,388,980**	10,388,980
Other assets	**307,164**	379,361
Total assets	**$ 139,784,377**	$ 117,997,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 2,660,130**	$ 2,339,143
Accrued expenses	**3,835,973**	2,447,316
Deferred revenue	**3,148,048**	5,675,227
Current portion of capital lease obligation and long-term debt	**526,806**	427,238
Total current liabilities	**10,170,957**	10,888,924
Long-term debt	**3,603,641**	3,998,391
Other liabilities	**1,054,888**	997,349
Total liabilities	**14,829,486**	15,884,664
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized; none issued and outstanding	**—**	—
Common stock, $0.01 par value per share; 245,000,000 shares authorized; 85,835,248 shares issued and outstanding at December 31, 2005 and 73,350,878 shares issued and outstanding at December 31, 2004	**858,353**	733,509
Additional paid-in capital	**531,435,616**	457,880,663
Unamortized value of restricted stock	**—**	(680,459)
Accumulated other comprehensive loss	**(257,120)**	(482,391)
Deficit accumulated during the development stage	**(407,081,958)**	(355,338,496)
Total stockholders' equity	**124,954,891**	102,112,826
Total liabilities and stockholders' equity	**$ 139,784,377**	$ 117,997,490

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND CUMULATIVE AMOUNTS FROM INCEPTION

	December 31, 2005	December 31, 2004	December 31, 2003	Cumulative Amounts from Inception
Product and service revenue	**$ 4,880,505**	$ 5,305,648	$ 7,517,060	$ 29,703,450
Research and development contract revenue	**8,605,900**	10,835,655	4,985,157	57,099,291
Total revenue	**13,486,405**	16,141,303	12,502,217	86,802,741
Cost of product and service revenue	**4,097,647**	5,367,897	7,150,192	29,297,443
Cost of research and development contract revenue	**12,075,731**	13,474,090	7,009,752	81,152,976
In-process research and development	**—**	—	3,000,000	12,026,640
Research and development expense:				
Noncash stock-based compensation	**1,574,101**	2,591,156	1,752,276	8,806,176
Other research and development	**34,745,181**	32,611,633	38,317,462	296,018,794
General and administrative expense:				
Noncash stock-based compensation	**1,526,166**	1,398,377	896,018	16,400,565
Other general and administrative	**7,446,840**	7,025,063	6,286,894	52,106,455
Operating loss	**(47,979,261)**	(46,326,913)	(51,910,377)	(409,006,308)
Interest income	**2,166,740**	1,452,593	833,014	21,679,400
Interest expense	**(145,583)**	(60,974)	(61,568)	(1,177,300)
Loss before equity in losses of affiliates	**(45,958,104)**	(44,935,294)	(51,138,931)	(388,504,208)
Equity in losses of affiliates	**(5,785,358)**	(1,803,533)	(1,899,871)	(18,577,750)
Net loss	**$(51,743,462)**	$(46,738,827)	$(53,038,802)	$(407,081,958)
Loss per share:				
Basic and diluted	**$ (0.66)**	$ (0.64)	$ (0.88)	
Weighted average number of common shares outstanding	**78,463,236**	73,125,957	60,145,940	

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND CUMULATIVE AMOUNTS FROM INCEPTION

	December 31, 2005	December 31, 2004	December 31, 2003	Cumulative Amounts from Inception
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	**$ (51,743,462)**	$(46,738,827)	$ (53,038,802)	$(407,081,958)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	**3,358,938**	4,206,578	4,092,050	26,963,761
Equity in losses of affiliates	**5,785,358**	1,803,533	1,899,871	18,577,750
Amortization of intangible asset	**687,500**	2,750,000	2,577,347	15,124,501
Noncash prepaid development costs	**—**	708,481	1,436,784	10,000,000
Loss (gain) on disposal of property, plant and equipment	**(5,000)**	—	—	27,493
In-kind services	**—**	—	—	1,340,000
Stock-based compensation	**2,888,685**	4,137,202	2,966,797	25,028,983
Amortization of deferred grant revenue	**—**	(200,000)	(200,000)	(1,000,000)
Amortization and write-off of deferred rent	**—**	—	—	2,000,000
In-process research and development	**—**	—	3,000,000	7,042,640
Changes in assets and liabilities, net of effects of acquisition in 2003:				
Accounts receivable	**1,472,512**	318,146	1,057,043	(1,297,628)
Inventory	**(1,165,375)**	(863,399)	(277,173)	(4,337,942)
Prepaid expenses and other current assets	**(330,693)**	(27,767)	(621,701)	(3,597,877)
Accounts payable and accrued expenses	**1,709,644**	(680,497)	(215,144)	4,816,869
Deferred revenue	**(2,527,179)**	690,295	(693,852)	4,148,048
Net cash used in operating activities	**(39,869,072)**	(33,896,255)	(38,016,780)	(302,245,360)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from acquisition	**—**	—	36,521,491	36,521,491
Integration costs and expenses associated with acquisition	**—**	—	(7,055,750)	(7,055,750)
Purchase of property, plant and equipment	**(999,582)**	(1,616,525)	(627,348)	(32,704,381)
Proceeds from disposal of property, plant and equipment	**5,000**	—	—	315,666
Purchase of intangible asset	**—**	—	—	(9,624,500)
Investment in affiliate	**—**	—	—	(1,500,000)
Proceeds from sale of marketable securities	**177,351,026**	41,181,267	306,179,105	919,816,198
Purchases of marketable securities	**(204,938,727)**	(76,217,470)	(290,907,577)	(995,758,952)
Net cash provided by (used in) investing activities	**(28,582,283)**	(36,652,728)	44,109,921	(89,990,228)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock	**70,875,000**	—	55,282,500	211,217,782
Proceeds from initial public offering, net	**—**	—	—	201,911,705
Stock issuance costs	**(294,264)**	—	(315,296)	(2,678,336)
Proceeds from stock option exercises and employee stock purchase plan	**890,835**	910,721	433,578	10,365,677
Cash placed in escrow	**365,000**	345,000	325,000	(3,965,274)
Principal payments on long-term debt and capital lease obligations	**(484,257)**	(415,226)	(391,309)	(2,738,240)
Net cash provided by financing activities	**71,352,314**	840,495	55,334,473	414,113,314
Increase (decrease) in cash and cash equivalents	**2,900,959**	(69,708,488)	61,427,614	21,877,726
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**18,976,767**	88,685,255	27,257,641	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 21,877,726**	$ 18,976,767	$ 88,685,255	$ 21,877,726

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common stock			Accumulated other comprehensive loss	Unamortized Value of Restricted Stock	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Additional Paid-in Capital				
DECEMBER 31, 2002	50,997,073	$509,971	$ 347,747,664	$ —	$ —	$ (255,560,867)	$ 92,696,768
Public offering, net	11,700,000	117,000	54,850,204				54,967,204
Stock issued in acquisition of H Power	9,063,080	90,631	46,169,945				46,260,576
Stock-based compensation	356,839	3,567	2,026,020				2,029,587
Issuance of restricted stock	608,304	6,083	3,173,700		(3,179,783)		—
Amortization of restricted stock					937,210		937,210
Stock option exercises	35,033	350	84,623				84,973
Stock issued under employee stock purchase plan	90,380	904	347,701				348,605
Net loss						(53,038,802)	(53,038,802)
DECEMBER 31, 2003	72,850,709	728,506	454,399,857	—	(2,242,573)	(308,599,669)	144,286,121
Stock-based compensation	290,200	2,904	2,353,582				2,356,486
Issuance of restricted stock	42,300	422	218,180		(218,602)		—
Amortization of restricted stock					1,780,716		1,780,716
Stock option exercises	95,960	960	500,348				501,308
Stock issued under employee stock purchase plan	71,709	717	408,696				409,413
Net loss						(46,738,827)	(46,738,827)
Change in unrealized loss on marketable securities				(482,391)			(482,391)
DECEMBER 31, 2004	**73,350,878**	**733,509**	**457,880,663**	**(482,391)**	**(680,459)**	**(355,338,496)**	**102,112,826**
Public offering, net	**12,000,000**	**120,000**	**70,460,736**				**70,580,736**
Stock-based compensation	**323,586**	**3,236**	**2,204,990**				**2,208,226**
Stock option exercises	**82,082**	**821**	**515,865**				**516,686**
Amortization of restricted stock					**680,459**		**680,459**
Stock issued under employee stock purchase plan	**78,702**	**787**	**373,362**				**374,149**
Net loss						**(51,743,462)**	**(51,743,462)**
Change in unrealized loss on marketable securities				**225,271**			**225,271**
DECEMBER 31, 2005	**85,835,248**	**$858,353**	**$531,435,616**	**$(257,120)**	**$ —**	**$(407,081,958)**	**$124,954,891**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

DESCRIPTION OF BUSINESS

Plug Power Inc. and subsidiaries (Company) was originally formed as a joint venture between Edison Development Corporation and Mechanical Technology Incorporated in the State of Delaware on June 27, 1997, and succeeded by merger to all of the assets, liabilities and equity of Plug Power, LLC on November 3, 1999.

The Company is a development stage enterprise involved in the design, development and manufacture of on-site energy systems for energy consumers worldwide. The Company's focus is on a platform-based systems architecture, which includes PEM fuel cell and fuel processing technologies, from which multiple products are being offered or are under development. A fuel cell is an electrochemical device that combines hydrogen and oxygen to produce electric power without combustion. Hydrogen is derived from hydrocarbon fuels such as natural gas, propane, methanol or gasoline and can also be obtained from the electrolysis of water, stored hydrogen or a hydrogen pipeline.

The Company is currently offering its GenCore® product for commercial sale. The GenCore® product is a backup power product initially targeted for telecommunications, broadband, utility and industrial uninterruptible power supply (UPS) applications. We are also developing additional products for continuous-run power applications, with optional combined heat and power capability for remote small commercial and remote residential applications.

LIQUIDITY

The Company's cash requirements depend on numerous factors, including completion of our product development activities, ability to commercialize our on-site energy products, market acceptance of our systems and other factors. The Company expects to continue to devote substantial capital resources to continue its development programs directed at commercializing on-site energy products for worldwide use, hiring and training our production staff, developing and expanding our manufacturing capacity, and continuing expansion of our production and our research and development activities. The Company will pursue the expansion of its operations through internal growth and strategic acquisitions and expect that such activities will be funded from existing cash and cash equivalents, and to a lesser extent, issuance of additional equity or debt securities or additional borrowings subject to market and other conditions. The failure to raise the funds necessary to finance our future cash requirements or consummate future acquisitions could adversely affect its ability to pursue its strategy and could negatively affect its operations in future periods. The Company anticipates incurring additional losses over at least the next several years and believes that its current cash, cash equivalents and marketable securities balances will provide sufficient capital to fund operations for at least the next twelve months.

In August 2005, the Company completed a public offering of 12.0 million shares of common stock. The Company received net proceeds of $70.6 million after payment of expenses and placement fees relating to the issuance and distribution of the securities.

At December 31, 2005, the Company had unrestricted cash, cash equivalents and marketable securities in the amount of $97.6 million and working capital of $95.5 million. Management believes that the Company's current available cash, cash equivalents and marketable securities will provide sufficient capital to fund operations for at least the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of Plug Power Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS AND RESTRICTED CASH

Cash equivalents consist of money market accounts, overnight repurchase agreements and certificates of deposit with an initial term of less than three months. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

At December 31, 2005 and 2004, the Company has restricted cash of $4.0 million and $4.3 million, respectively, that is required to be placed in escrow to collateralize debt related to the purchase of real estate. The escrowed amounts are recorded under the captions "Restricted cash" in the accompanying consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

MARKETABLE SECURITIES

Marketable securities include investments in equity and debt obligations, which are carried at fair value. These investments are considered available-for-sale, and the difference between the cost and the fair value of these securities is reflected in other changes in unrealized loss on marketable securities and as a component of stockholders' equity. At December 31, 2005 and 2004, the Company recorded a comprehensive loss of $225,000 and $482,000, respectively. There was no significant difference between cost and fair value of these investments at December 31, 2003.

The amortized cost and estimated fair value of the Company's available-for-sale investment securities as of December 31, 2005 were as follows:

	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Corporate Debt Securities	**$19,653,727**	**$12,369**	**$181,998**	**$19,484,098**
Debt Securities—US/Political Subdivisions	**35,450,000**	**—**	**—**	**35,450,000**
Mortgage-backed Securities	**20,839,027**	**12,126**	**99,617**	**20,751,536**
	$75,942,754	**$24,495**	**$281,615**	**$75,685,634**

The amortized cost and estimated fair value of the Company's available-for-sale investment securities as of December 31, 2004 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate Debt Securities	$16,632,072	$ 123	$299,489	$16,332,706
Equity Securities	20,922,981	118	183,143	20,739,956
Mortgage-backed Securities	10,800,000	—	—	10,800,000
	$48,355,053	$ 241	$482,632	$47,872,662

The following are estimated fair value of and the gross unrealized losses of the Company's available-for-sale debt securities as of December 31, 2005:

	Less than 12 months		**More than 12 months**	
	Estimated Fair Value	**Gross Unrealized Losses**	**Estimated Fair Value**	**Gross Unrealized Losses**
Corporate Debt Securities	**$17,309,793**	**$31,701**	**$ 2,343,933**	**$150,299**
Debt Securities—US/Political Subdivisions	**35,450,000**	**—**	**—**	**—**
Mortgage-backed Securities	**11,855,725**	**43,048**	**8,983,303**	**56,567**
	$64,615,518	**$74,749**	**$11,327,236**	**$206,866**

The following represents contractual maturities of investments in available-for-sale debt securities at December 31, 2005:

Due in	Amortized Cost	Estimated Fair Value
2006	$62,687,826	$63,227,184
2007–2009	9,139,928	8,343,450
2010–2014	—	—
2015 and later	4,115,000	4,115,000

INVENTORY

Inventory is stated at the lower of average cost or market value and generally consists of raw materials.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Goodwill represents the excess of costs over fair value of H Power net assets acquired. Amortized intangible assets, including purchased technology and other intangible assets, are carried at cost less accumulated amortization. The Company amortizes these intangible assets on a straight-line basis over their estimated useful lives. The range of estimated useful lives on the Company's identifiable intangible assets is two to ten years.

PRODUCT AND SERVICE REVENUE

The Company applies the guidance within SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" (SAB 104) in the evaluation of its contracts to determine when to properly recognize revenue. Under SAB 104, revenue is recognized when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collectibility is reasonably assured.

The Company's initial sales of GenSys® and GenCore® are contract-specific arrangements containing multiple obligations that may include a combination of fuel cell systems, continued service, maintenance and other support. While contract terms require payment upon delivery and installation of the fuel cell system, and are not contingent on the achievement of specific milestones or other substantive performance, the multiple obligations within contractual arrangements are not accounted for separately based on the Company's limited commercial experience and available evidence of fair value. The Company's contractual arrangements under its initial commercial sales are with a limited number of customers and the arrangements are separately negotiated and not combined. As a result, the Company defers recognition of product and service revenue, and recognizes revenue on a straight-line basis over the stated contractual terms, as the continued service, maintenance and other support obligations expire, which are generally for periods of twelve to twenty-seven months. At December 31, 2005 and 2004, the Company had deferred product and service revenue in the amount of $2.9 million and $5.3 million, respectively.

As the Company gains commercial experience, including field experience relative to service and warranty based on the sales of initial products, the fair values for the multiple elements within future contracts may become determinable and the Company may, in future periods, recognize revenue upon delivery of the product or may continue to defer recognition, based on application of appropriate guidance within EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," or changes in the manner contractual agreements are structured, including agreements with distribution partners.

RESEARCH AND DEVELOPMENT CONTRACT REVENUE

Research and development contract revenue primarily relates to cost reimbursement research and development contracts associated with the development of PEM fuel cell technology. The Company generally shares in the cost of these programs with cost-sharing percentages between 20% and 60%. Revenue from "time and material" contracts is recognized on the basis of hours utilized, plus other reimbursable contract costs incurred during the period. At December 31, 2005, the Company had deferred research and development contract revenue in the amount of $216,000, and $200,000 as of December 31, 2004.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are originally recorded at cost. Machinery and equipment under capital leases are originally recorded at the present value of minimum lease payments. Maintenance and repairs are expensed as costs are incurred.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Machinery and equipment under capital leases are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

The Company provides for depreciation and amortization of buildings, building improvements and machinery and equipment over the following estimated useful lives:

Buildings	20 years
Building improvements	5–20 years
Machinery and equipment	3–15 years

INVESTMENT IN AFFILIATE

The Company's investment in GEFCS is accounted for under the equity method. The Company would recognize a loss when there is an other than temporary decline in value in the investment in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

RESEARCH AND DEVELOPMENT

Costs incurred in the research and development of the Company's fuel cell systems are expensed as incurred.

STOCK-BASED COMPENSATION

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair value-based method had been applied to all outstanding and unvested awards in each period:

	Year Ended December 31,		
	2005	2004	2003
Net loss, as reported	**$(51,743,462)**	$(46,738,827)	$(53,038,802)
Add: Stock-based employee compensation expense included in reported net loss	**3,100,267**	3,989,533	2,648,294
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	**(7,292,499)**	(11,450,940)	(12,140,641)
Pro forma net loss	**$(55,935,694)**	$(54,200,234)	$(62,531,149)
Loss per share:			
Basic and diluted—as reported	**$ (0.66)**	$ (0.64)	$ (0.88)
Basic and diluted—pro forma	**$ (0.71)**	$ (0.74)	$ (1.04)

PER SHARE AMOUNTS

Basic earnings per share excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company (such as stock options and warrants).

The following table provides calculations of basic and diluted earnings per share:

	Year Ended December 31,		
	2005	2004	2003
Numerator:			
Net loss	**$(51,743,462)**	$(46,738,827)	$(53,038,802)
Denominator:			
Weighted average number of common shares	**78,463,236**	73,125,957	60,145,940

No options or warrants outstanding were included in the calculation of diluted loss per share because their impact would have been anti-dilutive. These dilutive potential common shares are summarized below:

	2005	2004	2003
Number of dilutive potential common shares	**6,229,729**	6,163,971	6,522,164

USE OF ESTIMATES

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges, regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect of the statement on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option-pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for fiscal periods beginning after June 15, 2005. If the Company had applied the provisions of SFAS No. 123R to the financial statements for the period ending December 31, 2004, net loss would have been increased by approximately $4.2 million. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123, or only to interim periods in the year of adoption. The Company is currently evaluating these transition methods.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company's adoption of the Interpretation did not have a material effect on the Company's financial position, cash flows or results of operations for the year ending December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, 'Accounting Changes,' and SFAS No. 3, 'Reporting Accounting Changes in Interim Financial Statements'" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods'

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe that the adoption of SFAS 154 on January 1, 2006 will have a material effect on its financial position, cash flows or results of operations.

3. INVESTMENT IN AFFILIATE

In February 1999, the Company entered into an agreement with GE MicroGen, Inc. to form GEFCS, to exclusively market, distribute, install and service certain of its PEM fuel cell systems under 35 kW designed for use in residential, commercial and industrial stationary power applications on a global basis, with the exception of the states of Illinois, Indiana, Michigan and Ohio, in which DTE Energy Technologies, Inc., has exclusive distribution rights. GE MicroGen, Inc. is a wholly owned subsidiary of General Electric Company that operates within the GE Energy.

In connection with the original formation of GEFCS, the Company issued 2,250,000 shares of its common stock to GE MicroGen, Inc. in exchange for a 25% interest in GEFCS. As of the date of issuance of such shares, the Company capitalized $11.3 million, the fair value of the shares issued, under the caption "Investment in affiliates" in the accompanying consolidated financial statements. In accordance with the terms of the agreement, General Electric Company will provide capital in the form of a loan not to exceed $8.0 million, to fund the operations of GEFCS.

In August 2001, the Company amended its agreements with GE MicroGen, Inc. and GEFCS to expand GEFCS' exclusive worldwide distribution rights to include all of its stationary PEM fuel cell systems. In addition, the Company increased its ownership interest in GEFCS from 25% to 40%. In return, the Company granted GE Power Systems Equities, Inc. an option to purchase 725,000 shares of its common stock at any time prior to August 21, 2006, at an exercise price of $15.00 per share. The Company also replaced the product specifications, prices and delivery schedule in their distribution agreement with a high-level, multi-generation product plan, with subsequent modifications being subject to mutual agreement, and extended the term of the agreement to December 31, 2014. In connection with these transactions, the Company capitalized $5.0 million, the fair value, calculated using the Black-Scholes pricing model, of the option to purchase 725,000 shares of Plug Power common stock, under the caption "Investment in affiliates" in the accompanying consolidated financial statements, and is amortizing this amount over the remaining term of the original distribution agreement.

The Company accounts for its interest in GEFCS on the equity method of accounting and adjusts its investment by its proportionate share of income or losses under the caption "Equity in losses of affiliates" in the accompanying consolidated statements of operations. GEFCS had an operating and net loss of $24,000 for the year ended December 31, 2005. Additionally, during the fourth quarter of fiscal 2005, the Company recorded an other-than-temporary impairment of its investment in GEFCS, in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock." The charge was recorded to fully write off our investment primarily as a result of a shift in the Company's business strategy away from residential fuel cells, for which GEFCS was well suited as a distribution partner, to backup power generation, for which GEFCS is not a natural partner. Accordingly, an other than temporary impairment in the amount of $4.0 million was recorded and is included in the caption "equity in losses of affiliates" in the consolidated statement of operations for the year ended December 31, 2005. For the years ended December 31, 2005, 2004 and 2003, equity in losses of affiliates related to GEFCS, including the other than temporary impairment in 2005, was $5.8 million, $1.8 million and $1.9 million, respectively. Accumulated amortization at December 31, 2005 and 2004 was $16.3 million and $10.5 million, respectively.

Under a separate agreement with the General Electric Company, for our product development effort, the Company has agreed to source technical support services, including engineering, testing, manufacturing and quality control services. Under the initial agreement, the Company was committed to purchase a minimum of $12.0 million of such services over a five-year period, which began September 30, 1999. During 2004, the Company and General Electric Company extended this period through September 2007. At December 31, 2005 and 2004, approximately $98,000 and $262,000, respectively, was payable to General Electric Company under this arrangement. Through December 31, 2005, the Company had purchased approximately $10.3 million of such services.

Additionally, General Electric Company has agreed to act as the agent in procuring certain equipment, parts and components and is providing training services to our employees regarding procurement activities pursuant to this agreement.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2005 and 2004 consist of the following:

	December 31, 2005	December 31, 2004
Land	**$ 90,000**	$ 90,000
Buildings	**14,557,080**	14,557,080
Building improvements	**6,701,412**	7,450,936
Machinery and equipment	**23,060,530**	22,293,614
	44,409,022	44,391,630
Less accumulated depreciation and amortization	**(24,582,911)**	(22,562,376)
Property, plant and equipment, net	**$ 19,826,111**	$ 21,829,254

Depreciation expense was $3.1 million, $4.0 million and $3.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

No changes in the carrying amount of goodwill occurred during the year ended December 31, 2005. The gross carrying amount and accumulated amortization of the Company's acquired intangible assets as of December 31, 2005 and December 31, 2004 were as follows:

		December 31, 2005		December 31, 2004	
	Weighted Average Amortization Period	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Distribution Agreement	10 years	**$16,250,000**	**$16,250,000**	$16,250,000	$10,464,642
Purchased Technology—H Power	2 years	**5,500,000**	**5,500,000**	5,500,000	4,812,500
Total		**$21,750,000**	**$21,750,000**	$21,750,000	$15,277,142

Amortization expense, including the other than temporary impairment noted above, for acquired intangible assets during the years ended December 31, 2005, 2004 and 2003 was $6.5 million, $4.5 million and $4.4 million, respectively. All acquired intangible assets have been fully amortized as of December 31, 2005.

6. DEBT

In connection with the Company's purchase of real estate in July, 1999, the Company assumed a $6.2 million letter of credit issued by KeyBank National Association for the express purpose of servicing $6.2 million of debt related to Industrial Development Revenue Bonds issued by the Town of Colonie Industrial Development Agency in favor of the acquired property. The debt matures in 2013 and accrues interest at a variable rate of interest, which was approximately 4.44% at December 31, 2005. Simultaneous with the assumption, the Company was required to escrow $6.2 million to collateralize the debt. This debt also contains a subjective acceleration clause based on adverse financial conditions. The bank has provided the Company with a waiver through January 1, 2007 for any adverse changes in financial condition occurring prior to December 31, 2005.

The outstanding balance of the debt as of December 31, 2005 was $4.0 million and the amount of the corresponding escrow requirement as of December 31, 2005 was $4.0 million and is recorded under the balance sheet caption "Restricted cash." Principal payments due on long-term debt are: 2006, $385,000; 2007, $410,000; 2008, $435,000; 2009, $460,000; 2010, $485,000 and thereafter, $1.7 million.

7. ACCRUED EXPENSES

Accrued expenses at December 31, 2005 and 2004 consist of:

	2005	2004
Accrued payroll and compensation related costs	**$ 1,330,475**	$ 681,056
Accrual for closure of H Power facilities	**642,650**	451,620
Other accrued liabilities	**1,862,848**	1,314,640
	$ 3,835,973	$2,447,316

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

8. INCOME TAXES

There was no current income tax expense for the years ended December 31, 2005, 2004 and 2003. The Company was a Limited Liability Company until its merger into Plug Power Inc. effective November 3, 1999. From inception through November 3, 1999, the Company was treated as a partnership for federal and state income tax purposes, and accordingly the Company's income taxes or credits resulting from earnings or losses were payable by, or accrued to its members. Therefore, no provision for income taxes has been made prior to November 3, 1999.

Effective November 3, 1999, the Company is taxed as a corporation for Federal and State income tax purposes and the effect of deferred taxes recognized as a result of the change in tax status of the Company have been included in operations. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates.

The significant components of deferred income tax expense (benefit) for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,		
	2005	2004	2003
Deferred tax expense/(benefit)	**$ (2,045,729)**	$ 420,106	$ 2,083,500
Net operating loss carryforward	**(10,872,793)**	(17,250,973)	(20,904,800)
Valuation allowance	**12,918,522**	16,830,867	18,821,300
Provision for income taxes	**$ —**	$ —	$ —

The Company's effective income tax rate differed from the Federal statutory rate as follows:

	Years ended December 31,		
	2005	2004	2003
Federal statutory tax rate	**(35.0)%**	(35.0)%	(35.0)%
Deferred state taxes, net of federal benefit	**(2.9)**	(4.9)	(4.9)
Other, net	**0.0**	0.1	0.1
Adjustment to opening deferred tax balance	**16.5**	7.1	—
Tax credits	**(3.6)**	(3.3)	(1.8)
Change in valuation allowance	**25.0**	36.0	41.6
	0.0%	0.0%	0.0%

The deferred tax assets and liabilities as of December 31, 2005 and 2004 consist of the following tax effects relating to temporary differences and carryforwards:

	Years ended December 31,	
	2005	2004
Deferred tax assets:		
Intangible assets	**$ 927,342**	$ 1,090,709
Stock-based compensation	**365,484**	1,471,893
Deferred income	**1,196,258**	2,270,091
Investment in affiliates	**6,168,889**	3,838,368
Other reserves and accruals	**277,160**	315,508
Capital loss carryforwards	**884,545**	931,100
Tax credit carryforwards	**12,791,495**	10,936,817
Property, plant and equipment	**340,496**	51,455
Net operating loss	**168,796,699**	157,923,906
Total deferred tax assets	**191,748,368**	178,829,847
Less valuation allowances	**(191,748,368)**	(178,829,847)
Net deferred tax assets and liabilities	**$ —**	$ —

The Company has recorded a valuation allowance, as a result of uncertainties related to the realization of its net deferred tax asset, at December 31, 2005 and 2004, of approximately $191.7 million and $178.8 million, respectively. The increase of approximately $12.9 million during 2005 relates primarily to $19.0 million net operating losses incurred in 2005 reduced by $8.5 million due to a reduction in the Company's effective state tax rate resulting from a change in 2005 state legislation. The deferred tax assets have been offset by a full valuation allowance because it is more likely than not that the tax benefits

of the net operating loss carryforwards may not be realized. Included in the valuation allowance as of December 31, 2005 and 2004 are $14.9 million and $14.9 million, respectively, of deferred tax assets resulting from the exercise of employee stock options, which upon subsequent realization of the tax benefits, will be allocated directly to paid-in capital.

Under Section 382 of the Internal Revenue Code, the use of loss carryforwards may be limited if a change in ownership of a company occurs. The H Power transaction constituted a change of ownership for the related H Power tax attributes under IRC Section 382 and will result in limitation to the utilization of H Power's net operating loss carryforwards.

At December 31, 2005, the Company has unused Federal and State net operating loss carryforwards of approximately $444.9 million, of which $80.9 million was generated from the operations of H Power during the period May 31, 1989 through the date of the H Power acquisition, and $364.0 million was generated by the Company during the period October 1, 1999 through December 31, 2005. The net operating loss carryforwards, if unused, will expire at various dates from 2005 through 2025. In 2005, net operating loss carryforwards of $666,000 acquired as part of the H Power transaction expired.

9. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company has one class of common stock, par value $.01 per share. Each share of the Company's common stock is entitled to one vote on all matters submitted to stockholders. As of December 31, 2005, there were 85,835,248 shares of common stock issued and outstanding.

From inception through December 31, 2005, our stockholders in the aggregate have contributed $418.8 million in cash to the Company, including $70.6 million as a result of our August 2005 offering. Additionally, in the first quarter of 2003, we issued approximately 9.0 million shares of common stock in connection with a merger transaction with H Power Corp, which increased our consolidated cash, cash equivalents and marketable securities by approximately $29.5 million, after payment of certain integration costs and expenses associated with the consummation of the merger of approximately $7.1 million.

The following represents a summary of the issuances of shares of common stock since inception.

	No. of Common Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution
1997				
DTE Energy Company	4,750,000	$ 4,750,000	$ —	$ 4,750,000
Mechanical Technology Incorporated	4,750,000	—	4,750,000[a]	4,750,000
	9,500,000	4,750,000	4,750,000	9,500,000
1998				
DTE Energy Company	4,950,000	7,750,000	—	7,750,000
Mechanical Technology Incorporated	2,700,000	3,000,000	550,000[a]	3,550,000
Stock-based compensation and other noncash transactions	—	—	212,000[c]	212,000
	7,650,000	10,750,000	762,000	11,512,000
1999				
Edison Development Corporation	4,004,315	28,697,782	—	28,697,782
Mechanical Technology Incorporated	6,254,315	24,000,000	8,897,782[a]	32,897,782
General Electric Company	5,250,000	37,500,000	11,250,000[b]	48,750,000
Other private investors	3,549,850	25,045,000	—	25,045,000
Initial public offering, net	6,782,900	92,971,878	—	92,971,878
Stock option exercises	24,128	41,907	—	41,907
Stock-based compensation and other noncash transactions	—	—	978,800[c]	978,800
	25,865,508	208,256,567	21,126,582	229,383,149
2000				
Stock option exercises	632,378	3,793,028	—	3,793,028
Stock issued under employee stock purchase plan	32,717	408,452	—	408,452
Stock issued for development agreement	104,869	—	5,000,000[d]	5,000,000
Stock issued for equity in affiliate	7,000	—	827,750[e]	827,750
Stock-based compensation and other noncash transactions	3,041	—	8,936,779[c]	8,936,779
	780,005	4,201,480	14,764,529	18,966,009

(continued)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

(continued)	No. of Common Shares	Cash Contribution	Noncash Contribution	Total Capital Contribution
2001				
Edison Development Corporation	416,666	$ 4,800,000	$ —	$ 4,800,000
General Electric Company	416,666	4,800,000	—	4,800,000
Public offering, net	4,575,000	51,588,551	—	51,588,551
Stock option exercises	760,531	2,051,954	—	2,051,954
Stock issued under employee stock purchase plan	73,132	730,592	—	730,592
Stock issued for development agreement	96,336	—	3,000,000[(d)]	3,000,000
Stock option issued to affiliate	—	—	5,000,000[(f)]	5,000,000
Stock-based compensation and other noncash transactions	189,084	—	2,013,177[(c)]	2,013,177
	6,527,415	63,971,097	10,013,177	73,984,274
2002				
Stock option exercises	138,567	708,931	—	708,931
Stock issued under employee stock purchase plan	78,208	395,679		395,679
Stock issued for development agreement	243,383	—	2,000,000[(d)]	2,000,000
Stock-based compensation and other noncash transactions	213,987	—	1,807,593[(c)]	1,807,593
	674,145	1,104,610	3,807,593	4,912,203
2003				
Public offering, net	11,700,000	54,967,204	—	54,967,204
Stock option exercises	35,033	84,973	—	84,973
Stock issued under employee stock purchase plan	90,380	348,605	—	348,605
Stock issued in acquisition of H Power	9,063,080	—	46,260,576[(g)]	46,260,576
Stock-based compensation	965,143	—	2,966,797[(c)]	2,966,797
	21,853,636	55,400,782	49,227,373	104,628,155
2004				
Stock option exercises	95,960	501,308	—	501,308
Stock issued under employee stock purchase plan	71,709	409,413	—	409,413
Stock-based compensation	332,500	—	4,137,202[(c)]	4,137,202
	500,169	910,721	4,137,202	5,047,923
2005				
Public offering, net	**12,000,000**	**70,580,736**	**—**	**70,580,736**
Stock option exercises	**82,082**	**516,686**	**—**	**516,686**
Stock issued under employee stock purchase plan	**78,702**	**374,149**	**—**	**374,149**
Stock-based compensation	**323,586**	**—**	**2,888,685[(c)]**	**2,888,685**
Total as of December 31, 2005	**85,835,248**	**$ 420,816,828**	**$111,477,141**	**$ 532,293,969**

a. Since inception, Mechanical Technology Incorporated has contributed in-process research and development of $4,042,640; certain net assets at inception of $707,360; $2,000,000 of deferred rent related to a below market lease for office and manufacturing facilities; $500,000 of in-kind services; land and buildings valued at approximately $4,697,782; and research contracts valued at approximately $2,250,000.

b. In February 1999, the Company issued 2,250,000 shares of common stock to GE MicroGen, Inc. in exchange for a 25% interest in GEFCS. The fair value of the shares issued of $11,250,000 was recorded under the balance sheet caption "Investment in affiliates." See note 3.

c. These issuances primarily represent stock-based compensation issued to employees, consultants and others for services performed. These amounts are recorded at the fair value of the issuance on the date the compensation is awarded.

d. Represents the fair value of shares issued to Engelhard Corporation for the development and supply of advanced catalysts as part of a development agreement discussed in note 14.

e. Represents the fair value of shares issued along with cash for a 28% ownership interest in Advanced Energy Incorporated.

f. Represents the fair value of an option to purchase 725,000 shares of the Company's common stock issued to GE Power Systems Equities, Inc. as part of the amendment to the GEFCS distribution agreement. See note 3.

g. Represents the fair value of shares issued related to the acquisition of H Power.

PREFERRED STOCK

The Company has authorized 5.0 million shares of preferred stock, par value $.01 per share. Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions thereof, applicable to the shares of each series. As of December 31, 2005, there was no preferred stock outstanding.

10. EMPLOYEE BENEFIT PLANS

1999 EMPLOYEE STOCK PURCHASE PLAN

In 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "Plan") under which employees will be eligible to purchase shares of the Company's common stock at a discount through periodic payroll deductions. The Plan is intended to meet the requirements of Section 423 of the Internal Revenue Code. Purchases occur at the end of six-month offering periods at a purchase price equal to 85% of the market value of the Company's common stock at either the beginning of the offering period or the end of the offering period, whichever is lower. Participants may elect to have from 1% to 10% of their pay withheld for purchase of common stock at the end of the offering period, up to a maximum of $12,500 within any offering period. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. The Company issued 78,702, 71,709 and 90,380 shares of stock under the Plan during 2005, 2004 and 2003, respectively.

STOCK OPTION PLANS (THE "OPTION PLANS")

Effective July 1, 1997, the Company established a stock option plan to provide employees, consultants and members of the Board of Directors the ability to acquire an ownership interest in the Company ("1997 Stock Option Plan"). Options for employees issued under this plan generally vested 20% per year and expire ten years after issuance. Options granted to members of the Board generally vested 50% upon grant and 25% per year thereafter. Options granted to consultants generally vested one-third on the expiration of the consultant's initial contract term, with an additional one-third vesting on each anniversary thereafter. At December 31, 2005, there were a total of 865,764 options granted, outstanding and vested under this plan. Although no further options will be granted under this plan, the options previously granted will continue to vest in accordance with this plan and vested options will be exercisable for shares of common stock.

At December 31, 2005 there were 4,638,965 options granted and outstanding, and an additional 2,872,780 options available to be issued under the 1999 Stock Option and Incentive Plan ("1999 Stock Option Plan"). The number of shares of common stock available for issuance under the Plan will increase by the amount of any forfeitures under the 1999 Stock Option Plan and under the 1997 Stock Option Plan. The number of shares of common stock under the 1999 Stock Option Plan will further increase January 1 and July 1 of each year by an amount equal to 16.4% of any net increase in the total number of shares of stock outstanding. The 1999 Stock Option Plan permits the Company to: grant incentive stock options; grant non-qualified stock options; grant stock appreciation rights; issue or sell common stock with vesting or other restrictions, or without restrictions; grant rights to receive common stock in the future with or without vesting; grant common stock upon the attainment of specified performance goals; and grant dividend rights in respect of common stock. Options for employees issued under this plan generally vest annually over periods of three or four years and expire ten years after issuance. Options granted to members of the Board generally vest one year after issuance. Options granted to consultants generally vested one-third on the expiration of the consultant's initial contract term, with an additional one-third vesting on each anniversary thereafter. To date, options granted under the 1999 Stock Option Plan have vesting provisions ranging from immediate vesting to five years in duration and expire ten years after issuance. These grants may be made to officers, employees, non-employee directors, consultants, advisors and other key persons of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

The following table summarizes information about the stock options outstanding under the Option Plans at December 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Price range	**Shares**	**Average Remaining Life**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$ 0.00– 1.00	**461,787**	**1.5**	**$ 1.00**	**461,787**	**$ 1.00**
1.01– 5.00	**165,072**	**3.8**	**4.79**	**155,822**	**4.79**
5.01– 10.00	**3,343,695**	**7.2**	**6.77**	**2,206,144**	**6.77**
10.01– 15.00	**1,136,510**	**4.2**	**11.83**	**1,134,885**	**11.83**
15.01– 20.00	**102,625**	**4.4**	**18.18**	**102,625**	**18.18**
20.01– 25.00	**86,000**	**4.7**	**24.48**	**86,000**	**24.48**
25.01– 50.00	**91,000**	**3.8**	**44.02**	**91,000**	**44.02**
50.01– 75.00	**21,200**	**3.6**	**66.39**	**21,200**	**66.39**
75.01–100.00	**79,240**	**3.6**	**94.29**	**79,240**	**94.29**
$100.01–140.00	**17,600**	**3.3**	**106.75**	**17,600**	**106.75**
	5,504,729	**5.8**	**$ 10.20**	**4,356,303**	**$ 11.36**

The following table summarizes activity under the Option Plans:

Option Activity	Number of Shares Subject to Option	Weighted Average Exercise Price per Share
January 1, 2003	5,797,164	$ 21.83
Granted at fair value	1,245,245	6.12
Options exchanged for restricted stock	(1,810,048)	39.48
Forfeited or terminated	(366,161)	23.92
Exercised	(35,033)	2.41
December 31, 2003	4,831,167	12.46
Granted at fair value	337,500	8.03
Forfeited or terminated	(360,643)	23.22
Exercised	(95,960)	5.22
December 31, 2004	4,712,064	11.17
Granted at fair value	**1,155,041**	**5.64**
Forfeited or terminated	**(292,021)**	**9.17**
Exercised	**(70,355)**	**6.55**
December 31, 2005	**5,504,729**	**$10.20**

At December 31, 2005, 2,474,385 shares of common stock were reserved for issuance under future stock option exercises.

The per share weighted average fair value of the options granted during 2005, 2004 and 2003 was $2.78, $8.16 and $5.85, respectively, using the Black-Scholes pricing model with the assumptions outlined below.

The dividend yield was assumed to be zero for all periods. The risk-free interest rate ranged from 3.7% to 4.5% in 2005, 2.8% to 3.9% in 2004 and 2.3% to 3.4% in 2003. An expected life of 5 years was assumed for each year. Expected volatility of 56% in 2005, 57% in 2004 and 69% in 2003 was used in determining fair value under the Black-Scholes pricing model.

On June 20, 2003, the Company issued 607,804 shares of restricted common stock and cancelled 1,810,048 options to purchase common stock in connection with the Company's offer to eligible employees to exchange options to purchase shares of common stock with an exercise price of $8.53, or greater per share for shares of restricted common stock on a three-for-one basis. The shares of restricted common stock received in this exchange became fully vested on September 20, 2005. During the years ended December 31, 2005, 2004 and 2003, the Company recorded employee compensation expense of $680,000, $1.8 million and $937,000, respectively, relating to the issuance of the restricted stock awards. These amounts represent recognition of compensation expense on a straight-line basis over the vesting periods of the restricted stock.

401(K) SAVINGS & RETIREMENT PLAN

The Company offers a 401(k) Savings & Retirement Plan to eligible employees meeting certain age and service requirements. This plan permits participants to contribute up to 15% of their salary, up to the maximum allowable by the Internal Revenue Service regulations. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in the Company's matching contribution based on the years of service completed. Participants are fully vested upon completion of three years of service. During 2002, the Company began funding its matching contribution in common stock. Accordingly, the Company has issued 147,294, 139,190 and 158,522 shares of common stock to the Plug Power Inc. 401(k) Savings & Retirement Plan during 2005, 2004 and 2003, respectively.

The Company's expense for this plan, including the issuance of shares, was $908,000, $950,000 and $867,000 for years ended December 31, 2005, 2004 and 2003, respectively.

11. OTHER RELATED PARTY TRANSACTIONS

The Company has an exclusive distribution agreement with DTE Energy Technologies, Inc. (an affiliate of EDC and DTE Energy Corporation) for the states of Michigan, Ohio, Illinois and Indiana. Under the agreement, the Company can sell directly or negotiate nonexclusive distribution rights to third parties for the GenCore® backup power product line, and the GenSite™ hydrogen generation product line. Starting in the fourth quarter of 2004 for GenCore® and in the fourth quarter of 2004 for GenSite™, the Company has agreed to pay a 5% commission to DTE Energy Technologies, Inc., based on sales price of units shipped to the above noted states. The distribution agreement expires on December 31, 2014.

As of December 31, 2005, the Company had no outstanding receivable from DTE Energy Technologies. In December 31, 2004, the receivable from DTE Energy Technologies was $51,000.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the provision of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Although the estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies, the estimates presented are not necessarily indicative of the amounts that the Company could realize in current market exchanges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, ACCOUNTS RECEIVABLES, ACCOUNTS PAYABLES, AND ACCRUED EXPENSES: The carrying amounts reported in the consolidated balance sheets approximate fair value because of the short maturities of these instruments.

MARKETABLE SECURITIES: Marketable securities includes investments in equity and debt securities which are carried at fair value. At December 31, 2005, the Company recorded an accumulated comprehensive loss of $257,000.

LONG-TERM DEBT: The fair value of the Company's long-term debt in the consolidated balance sheets approximates the carrying value at December 31, 2005 and 2004. The debt accrues interest at a variable rate of interest which was approximately 4.44% and 2.37% at December 31, 2005 and 2004, respectively.

13. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

The following represents required supplemental disclosures of cash flows information and noncash financing and investing activities which occurred during the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Cash paid for interest	**$ 133,805**	$ 63,384	$ 62,805
Equipment financed under capital lease obligations	**189,075**	129,900	—
Net assets acquired, excluding cash, cash equivalents and marketable securities	**—**	—	6,106,293

14. COMMITMENTS AND CONTINGENCIES

ALLIANCES AND DEVELOPMENT AGREEMENTS:

PEMEAS: In April 2000, the Company entered into a joint development agreement with PEMEAS to develop, on an exclusive basis, a high-temperature membrane electrode unit for stationary fuel cell systems with net electrical output of 750 watts up to 25 kilowatts. Additionally, the Company will work with PEMEAS on a non-exclusive basis to develop a high-temperature membrane electrode unit for stationary fuel cell systems with net electrical output of less than 750 watts and greater than 25 kilowatts. Under the agreement, the Company and PEMEAS will each fund their own development efforts.

ENGELHARD: In September 2000, the Company finalized a joint development agreement and a supply agreement with Engelhard Corporation for development and supply of advanced catalysts to increase the overall performance and efficiency of the Company's fuel processor. Over the course of the joint development agreement, the Company has contributed $10.0 million to fund Engelhard's development efforts, and Engelhard in turn has acquired $10.0 million of the Company's common stock. At December 31, 2004, the $10.0 million has been fully expensed.

HOME ENERGY STATION: We have been developing technology in support of the automotive fuel cell market under a series of agreements with Honda R&D Co., Ltd. of Japan (Honda), a subsidiary of Honda Motor Co., Ltd., under which we have exclusively and jointly developed and tested three phases of prototype fuel cell systems that provide electricity and heat to a home or business, while also providing hydrogen fuel for a fuel cell vehicle (the "HES"). In October 2003, we successfully demonstrated the first prototype HES at Honda R&D Americas' facility in Torrance, California. In September 2004, under the second phase of our work with Honda, we successfully demonstrated a second-generation prototype of the HES at our Latham, NY headquarters. In September 2005, Plug Power and Honda installed our third-generation HES in Torrance, California. Honda now utilizes the systems in both New York and California for refueling prototype Honda FCX fuel cell vehicles in their test programs. Across each generation of the HES, we have significantly reduced size and weight, as well as improved performance. During 2006, we signed a contract with Honda funding our joint development of the fourth-generation system, as well as a separate agreement funding joint research & development of technology that may be utilized in future systems.

LEASES:

In 2005, the Company leased certain equipment under capital lease transactions with an original cost of $189,075, which had a net book value at December 31, 2005 of $141,806. In 2004, the Company leased certain equipment under capital lease transactions with an original cost of $129,900, which was completed in November 30, 2005. The Company also has several noncancelable operating leases, primarily for warehouse facilities and office space that expire over the next five years. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) during 2005, 2004 and 2003 was $369,000, $283,000 and $188,000, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2005 are:

Year ending December 31,	Operating leases
2006	$ 679,000
2007	462,000
2008	447,000
2009	447,000
2010	422,000
Thereafter	—
Total minimum lease payments	$2,457,000

At December 31, 2005, the future minimum lease payments due on capital lease obligations were $141,806 in 2006.

CONCENTRATIONS OF CREDIT RISK:

Concentrations of credit risk on receivables exist due to the limited number of select customers with which the Company has initial commercial sales arrangements. To mitigate credit risk, the Company applies standard credit approvals and performs appropriate evaluation of a prospective customer's financial condition. At December 31, 2005, five customers comprised approximately 71.3% of the total accounts receivable balance, with each customer individually representing 26.7%, 17.0%, 16.5%, 6.8% and 4.3% of total accounts receivable, respectively. For the year ended December 31, 2005, product and service revenue recognized on sales arrangements with two customers represented approximately 61.5% of total product and service revenue, with each customer individually representing 37.7% and 24.0% of recognized product and service revenue, respectively.

The Company has cash deposits in excess of federally insured limits. The amount of such deposits is approximately $15.9 million at December 31, 2005.

EMPLOYMENT AGREEMENTS

The Company is party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

15. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarters Ended			
	March 31, 2005	**June 30, 2005**	**September 30, 2005**	**December 31, 2005**
Product and service revenue	**$ 1,056**	**$ 1,474**	**$ 1,309**	**$ 1,041**
Contract revenue	**2,164**	**2,183**	**2,571**	**1,688**
Net loss	**(12,535)**	**(10,887)**	**(11,868)**	**(16,453)[(a)]**
Loss per share:				
Basic and diluted	**(0.17)**	**(0.15)**	**(0.16)**	**(0.21)**

(a) See Note 3 for discussion of an other than temporary impairment charge taken during the quarter ended December 31, 2005.

	Quarters Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Product and service revenue	$ 1,351	$ 1,508	$ 1,335	$ 1,112
Contract revenue	1,935	2,177	3,293	3,430
Net loss	(11,952)	(11,299)	(11,684)	(11,804)
Loss per share:				
Basic and diluted	(0.17)	(0.15)	(0.16)	(0.16)

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION. Our common stock is traded on the NASDAQ National Market under the symbol "PLUG." As of March 1, 2006, there were approximately 2,600 record holders of our common stock. However, management believes that a significant number of shares are held by brokers under a "nominee name" and that the number of beneficial shareholders of our common stock exceeds 80,000. The following table sets forth high and low last reported sale prices for our common stock as reported by the NASDAQ National Market for the periods indicated:

	Sales prices	
	High	Low
2004		
1st Quarter	$10.65	$6.75
2nd Quarter	$10.24	$6.85
3rd Quarter	$ 7.55	$4.62
4th Quarter	$ 7.27	$5.45
2005		
1st Quarter	**$ 8.20**	**$5.11**
2nd Quarter	**$ 7.63**	**$5.21**
3rd Quarter	**$ 7.73**	**$5.85**
4th Quarter	**$ 7.12**	**$4.84**

DIVIDEND POLICY. We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of dividends will depend upon capital requirements and limitations imposed by our credit agreements, if any, and such other factors as our board of directors may consider.

Corporate Information


Robert J. Buckler


Larry G. Garberding


J. Douglas Grant


Maureen O. Helmer


Douglas T. Hickey


George C. McNamee


Roger B. Saillant


John M. Shalikashvili


Richard R. Stewart


Gary K. Willis


Peter L. Woicke

2005 PLUG POWER OFFICERS

Dr. Roger B. Saillant
President & Chief Executive Officer

Allen K. Bucknam
Vice President of Strategy & Business Development

Paul J. Burton
Vice President of GenCore Engineering

Gerard L. Conway, Jr.
General Counsel & Corporate Secretary

Dr. John F. Elter
Chief Technology Officer

Dr. William D. Ernst
Vice President & Chief Scientist

Bradley H. Johnson
Vice President of Customer Operations

David A. Neumann
Chief Financial Officer

Gregory A. Silvestri
Chief Operating Officer

Mark A. Sperry
Chief Marketing Officer

2005 PLUG POWER BOARD OF DIRECTORS

Robert J. Buckler
President & Chief Operating Officer
Detroit Edison

Larry G. Garberding
Executive VP & Chief Finacial Officer (retired)
DTE Energy

J. Douglas Grant
Chairman & Chief Executive Officer (retired)
Sceptre Investment Counsel Ltd.

Maureen O. Helmer
Consultant & Counselor at Law

Douglas T. Hickey
Partner
Hummer Winblad Venture Partners

George C. McNamee
Chairman
First Albany Companies, Inc.

Dr. Roger B. Saillant
President & Chief Executive Officer
Plug Power Inc.

John M. Shalikashvili
Retired Chairman of the
Joint Chiefs of Staff
U.S. Department of Defense

Richard R. Stewart
President & Chief Executive Officer
GE Aero Energy

Gary K. Willis
Chairman (retired)
Zygo Corporation

Peter L. Woicke
Former Chief Executive Officer
International Finance Corporation

CORPORATE HEADQUARTERS

PLUG POWER INC.
968 Albany Shaker Road
Latham, N.Y. 12110
(518) 782-7700
website: www.plugpower.com

INDEPENDENT AUDITORS

KPMG LLP
515 Broadway
Albany, N.Y. 12207

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company
6201 15th Avenue
Brooklyn, N.Y. 11219

STOCK EXCHANGE LISTING

Plug Power's common stock is traded on the NASDAQ national market under the symbol "PLUG."

FORM 10-K

Plug Power's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities Exchange Commission is available upon request at no charge. Exhibits to the Form 10-K are available at a charge sufficient to cover postage and handling. The Form 10-K and exhibits may be obtained by writing to our Chief Financial Officer at the address of our corporate headquarters listed above.



HEADQUARTERS

968 Albany Shaker Road
Latham, New York 12110
Phone: (518) 782-7700
Fax: (518) 782-9060

Website: www.plugpower.com



PRINTED ON RECYCLED PAPER